Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 13, 2014 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and nine months ended December 31, 2013. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2013 and 2012, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated annual financial statements for the year ended March 31, 2013. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also includes, but is not limited to, statements with respect to the future financial and operating performance of the Company and its subsidiary. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "proposes", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words or phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements included or incorporated by reference in this MD&A include, but are not limited to, statements with respect to:

  continued development of Company’s products and business;

  the Company’s growth strategy;

  production costs and pricing of CLARISOY™ soy protein, Peazazz® pea protein, Puratein®, Supertein™ and Nutratein® canola protein isolates;

  marketing strategies for the Company's soy, pea and canola proteins;

  development and commercialization for soy, pea and canola proteins;

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;

  construction of production facilities;

  future protection of intellectual property and improvements to existing processes and products;

  regulatory approval;

  input and other costs; and

  liquidity and working capital.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and its subsidiary to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. As a result, actual actions, events or results may differ materially from those described in forward-looking information, and there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended including, without limitation, those referred to in this MD&A under the heading "Risks and Uncertainties" and elsewhere. Although forward-looking information contained in this MD&A is based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with the forward-looking information. Forward-looking information contained herein is as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risks and Uncertainties".

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz® pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 257 issued patents worldwide, including 51 issued U.S. patents, and in excess of 470 additional patent applications, 85 of which are U.S. patent applications.

RIGHTS OFFERING

On February 7, 2014, the Company announced that it has filed with applicable securities regulatory authorities in Canada, the United States and the Toronto Stock Exchange (TSX) relevant materials to commence an offering of shares by way of a rights offering. Burcon will be issuing to each shareholder as of February 19, 2014 (the “Record Date”) in certain provinces in Canada and in the United States, one transferable right (the Rights) for each common share held by such shareholder. Every 17 Rights entitle the holder thereof to purchase one common share in the Company at a price of $2.82 per common share for maximum proceeds to Burcon of $5,245,978, with estimated net proceeds of $4,997,978. The Rights expire at 5:00 pm EST on April 2, 2014 (“Expiry Time”), at which time unexercised Rights will be void and without value. The common shares issuable upon exercise of the Rights will be listed on the TSX and The NASDAQ Global Market.

The net proceeds from the rights offering will be used by Burcon for continued research and development of its pea and soy protein extraction and purification technologies, commercialization of Burcon’s pea protein extraction and purification technology, filing new patent applications, maintaining, strengthening and expanding Burcon’s intellectual property portfolio, pursuing product development agreements with major food, beverage and nutritional product companies, continued research and development of Burcon’s other protein extraction and purification technologies and for general working capital.

Subject to certain conditions, three corporate shareholders (the “Guarantors”), including ITC Corporation Limited (“ITC”), have each agreed to provide a standby guarantee (the “Standby Commitment”) to purchase such common shares that are available to be purchased, but not otherwise subscribed for, that will result in a minimum of 930,138 common shares being issued under the rights offering. As consideration for providing a standby guarantee, the Guarantors will receive share purchase warrants entitling the Guarantors to acquire up to 232,534 common shares at an exercise price of $2.82 per common share that will be exercisable up to two years after the date on which the Standby Commitment is to be fulfilled, being no later than the Expiry Time. In accordance with the policies of the TSX, the exercise of the Standby Warrants by the Guarantors is subject to shareholder approval, which will be sought at Burcon's next annual general meeting (the “AGM”), which is expected to be held around September 2014. The exercise of the Standby Warrants by ITC, as an insider of the Company, is subject to further shareholder approval at the AGM. If the Company fails to obtain the requisite shareholder approval for the Guarantors, the Company will pay to the Guarantors a cash fee in the aggregate of $52,460 as compensation for the Standby Commitment. If the Company fails to obtain the additional requisite shareholder approval for ITC, it will pay to ITC a cash fee equal to $26,828 as compensation for the Standby Commitment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

OPERATIONAL HIGHLIGHTS

Peazazz®

In July 2013, Burcon launched Peazazz® pea protein at this year’s Institute of Food Technologists (“IFT”) Annual Meeting and Food Expo held in Chicago, Illinois. Visitors to Burcon’s booth were able to experience first-hand Peazazz®’s uniquely clean flavor characteristics and excellent solubility that allow its use in both low and neutral pH beverages as well as in a variety of other food and beverage product applications. Burcon demonstrated two products that highlight Peazazz®’s qualities and versatility:

Peach Mango Rhythm – made from 30% real juice, with all natural flavors and containing five grams of Peazazz® pea protein per 250 ml serving; and

Vanilla Jazz – a neutral pH milk-style beverage with a faint hint of vanilla flavoring, made with five grams of Peazazz® pea protein per 250 ml serving.

Peazazz® was well-received by food and beverage manufacturers who expressed strong interest in pursuing further discussions about Peazazz®, ranging from food and beverage makers looking to incorporate Peazazz® into their products, to potential manufacturing and marketing partners wanting to take advantage of the competitive advantages Peazazz presents.

Peazazz® pea protein is 100% soluble, transparent and heat stable in low pH solutions. Derived from field peas, Peazazz®’s uniquely clean flavor characteristics, exceptional solubility and nutritional value make it ideal for use in a variety of food, beverage and nutritional products.

Ideal applications for Peazazz® include sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, fruit juice blends, fortified waters, dairy alternative products and powdered beverage mixes. Peazazz® can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products.

Compared to other plant-based proteins, pea proteins are also hypoallergenic and more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their roots. This allows producers to use less fertilizer when replenishing the soil, making pea a desired and truly sustainable crop.

In June 2013, Burcon announced the completion of construction of the Peazazz® semi-works plant. The semi-works plant, located in Winnipeg, Manitoba, was built with commercial-scale equipment in order to produce the tonnage amounts required by food and beverage makers looking to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations typically include consumer testing, market acceptance and shelf life evaluation. Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately shortens time-to-market and reduces risk. Peazazz® produced from multiple, non-consecutive production batches will demonstrate how Peazazz® can be reliably and consistently produced.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

Early in the second quarter, the Company’s engineers completed the start-up phase of the new facility, and continued to optimize its production processes. Following IFT, Burcon entered into a number of material transfer agreements (“MTAs”) with potential partners and customers interested in Peazazz®. The list includes major food and beverage makers, industry suppliers, and potential manufacturing and sales partners. The Winnipeg Technical Centre (“WTC”) produced and shipped samples from the semi-works plant to these customers. The Company is considering a number of options for commercializing Peazazz®, including building full-scale production facilities through a variety of partnership structures.

Work continued at the WTC in the third quarter to further develop the Peazazz® product that the Company believes will have the largest market potential and production runs provided data for planning for a full-scale production facility.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (“ADM”) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. Pursuant to the Soy Agreement, ADM must, on or before March 4, 2014, provide written notice to Burcon advising whether it intends to increase its annual production capacity of the Soy Products beyond the capacity of the semi-works production facility. If ADM advises that it intends to increase its annual production capacity of the Soy Products, the exclusive license will continue in accordance with the Soy Agreement. If ADM advises it does not intend to increase its annual production capacity, Burcon will have the option to convert the exclusive license into a non-exclusive license, in which case it will pursue other strategic opportunities with one or more potential partners. As of the date of the filing of this MD&A, Burcon has not yet received the notice from ADM.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavor and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavored neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving. Recently, ADM also introduced CLARISOY 120, a powdered version that may be used in acidic beverages.

During the quarter, the WTC continued to carry out work as requested by ADM to gather information in support of the Semi-works Production Facility.

Burcon has not received any significant royalty revenues from ADM’s sales of CLARISOY. During the three and nine months ended December 31, 2013, Burcon recorded royalty revenues

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

of $23,750 and $71,108, respectively, (2012 - $6,831 and $6,831) comprised primarily of initial license fee payments recognized as royalty revenue.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

Puratein®, Supertein™ and Nutratein®

As the focus of this quarter’s activity was primarily on the operation of the Peazazz® semi-works plant, limited work was conducted on canola products.

Limited research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein®, Supertein™, Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

During the first quarter, Burcon filed a new patent application, received three US patent grants and continued the maintenance and prosecution of its patent applications. Burcon received three US patent grants in the second quarter and a further seven in the third quarter.

Subsequent to the quarter, Burcon received two notices of allowance from the United States Patent and Trademark Office, including a CLARISOY™ composition of matter patent application. A notice of allowance from the United States Patent and Trademark Office is a written notification that a patent application has cleared internal review and will proceed to grant as a U.S. patent. The importance and commercial value of this patent application derive from the numerous specific composition of matter claims that have been allowed. This is the first CLARISOY™ composition of matter patent application that has been allowed and provides protection over the commercially valuable attributes of CLARISOY™.

Burcon currently holds 51 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 85 patent applications currently filed with the U.S. Patent and Trademark Office.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 257 issued patents covering inventions that include the 51 granted U.S. patents. Currently, Burcon has over 470 additional patent applications that are being reviewed by the respective patent offices in various countries.

RESULTS OF OPERATIONS

As at December 31, 2013, Burcon has not yet generated any significant revenues from its technology. For the three and nine months ended December 31, 2013 the Company recorded a loss of $1,538,359 ($0.049 per share) and $4,722,829 ($0.149 per share), respectively, as compared to $1,754,270 ($0.057 per share) and $4,143,035 ($0.137 per share) during the same periods last year. Included in the nine-month loss amounts is $443,893 (2012 - $546,324) of stock-based compensation (non-cash) costs, amortization of deferred revenue of $70,375 (2012 -$nil), amortization of deferred development costs of $400,218 (2012 - $266,812), and amortization of property and equipment of $122,610 (2012 - $105,371). The following provides a comparative analysis of significant changes in major expenditures items.

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

Three months ended Dec. 31			Nine months ended Dec. 31
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	474	788	1,013	1,319
Professional fees	421	296	1,541	919
Investor relations	131	38	300	179
Office supplies and services	33	33	122	110
Other	20	20	86	92
Travel and meals	12	27	75	80
Management fees	8	5	27	27
Amortization of property and equipment	1	1	2	2
	1,100	1,208	3,166	2,728

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $243,000 and $329,000 (2012 –$513,000 and $525,000) for the three and nine months ended December 31, 2013, respectively.

The cash portion of salaries and benefits decreased by about $44,000 and $110,000 for the three and nine months ended December 31, 2013, respectively, over the same periods last year. Of the decrease for the three and nine month ended December 31, 2013, about $39,000 and $92,000 are

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

attributed to the termination of two staff members, and $18,000 in employer payroll contributions paid during the second quarter of last year as a result of employee option exercises.

Professional fees
(unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Regulatory and intellectual property	402	266	1,404	820
Legal, audit and consulting	19	30	137	99
	421	296	1,541	919

Patent legal fees and expenses comprise the majority of regulatory and intellectual property costs and account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Taking into account about $132,000 of CLARISOY™-related patent costs to deferred development costs for the quarter ended June 30, 2012, our patent costs have increased by about $453,000 for the nine months ended December 31, 2013 over the same period in 2012. In addition to maintenance costs and national phase filing costs that contributed to about $122,000 of the increase, our patent portfolio has been steadily growing with patent applications for Peazazz® and other new inventions. Since the beginning of the fiscal year, our patent portfolio has grown by over 80 patents around the world. Activity levels for the CLARISOY™ portfolio has also increased significantly as we progress through the patenting application process. From inception, Burcon has expended approximately $10.2 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

In an effort to conserve its cash resources, Burcon has abandoned certain non-core canola patents that it deems to be unessential for the purposes of achieving its strategic objectives in non-US countries.

Investor relations

Included in investors relations expenses for the three and nine months ended December 31, 2013 is stock-based compensation expense of about $nil and $15,000, respectively, for options granted to a U.S. investor relations firm that was retained during the fourth quarter of last year. The cash portion of investor relations expenses increased by about $93,000 and $106,000 for the three and nine months ended December 31, 2013 over the same periods last year. The three-month increase is attributed to an increase in U.S. investor relations consultant fees of about $22,000, an increase in news releases of $4,000, as well as roadshow fees and travel costs of $67,000 related to an extensive European roadshow this quarter. Similarly, the nine-month increase is attributable to an increase in investor and public relations consultant fees of about $28,000, an increase in news releases of $24,000, European roadshow fees and travel costs of $67,000,

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

website costs of $5,000 for the production of product videos, offset by a decrease in annual report expenses of $16,000 and $2,000 in advertising costs.

The increase in office supplies and services expenses for the nine month periods over the same periods last year is due almost entirely to the about $11,000 of expenses incurred related to our booth this year at IFT to launch Peazazz®.

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows: (unaudited, in thousands of dollars)

	Three months ended Dec. 31		Nine months ended Dec. 31
	2013	2012	2013	2012
	IFRS	IFRS	IFRS	IFRS
Salaries and benefits	289	279	917	765
Amortization of deferred development costs	133	133	400	267
Laboratory operation	71	81	222	230
Amortization of property and equipment	48	40	120	103
Rent	21	21	64	57
Analyses and testing	22	14	57	43
Travel and meals	4	4	14	16
	588	572	1,794	1,481

During the quarter ended June 30, 2012, Burcon capitalized about $123,000 of CLARISOY™ development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has amortized a total of $800,436 of CLARISOY-related expenditures, of which $133,406 and $400,218 were amortized during the three and nine months ended December 31, 2013, respectively.

A significant portion of R&D expenses is comprised of salaries and benefits. Before taking into account the salaries and benefits that were deferred in the first quarter of last year, there was no significant change in the cash portion of salaries and benefits for the three and nine months ended December 31, 2013. Stock-based compensation expense increased by about $79,000 in the nine months ended December 31, 2013 as compared to the same period last year, due to three quarters’ of stock-based compensation expense recorded for options granted in the third quarter of last year.

Laboratory operation expenses (before capitalization of about $15,000 to deferred development costs in Fiscal 2013) decreased by about $23,000 for the nine-months ended December 31, 2013 over the comparative period. This was due to a decrease in lab supplies of about $20,000 and repairs of maintenance costs of about $10,000, offset by an increase of utilities expenses and equipment rental costs of about $7,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

LIQUIDITY AND FINANCIAL POSITION

Conditions do exist, as described in the Condensed Consolidated Interim Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at December 31, 2013, the Company had not earned significant revenues from its technology, had an accumulated deficit of $63,162,248 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At December 31, 2013, the Company had cash and cash equivalents of $2.5 million that management estimates are sufficient to fund its operations through April 2014. As noted above, subject to regulatory approval, Burcon intends to complete a rights offering with maximum net proceeds of $4,997,978 by April 2, 2014. Under the Standby Commitment, the Company is expected to raise a minimum of $2,374,989 in net proceeds under the offering.

During the three and nine months ended December 31, 2013, Burcon recorded approximately $24,000 and $71,000 in royalty revenues, respectively, almost entirely from the recognition of previously deferred initial license fees received. However, due to the nature and size of the Semi-works Production Facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. As noted above, ADM must, on or before March 4, 2014, provide written notice to Burcon advising whether it intends to increase its annual production capacity beyond the capacity of the semi-works production facility. As of the date of the filing of this MD&A, Burcon has not yet received the notice from ADM. Therefore, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works Production Facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the nine months ended December 31, 2013, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $3.8 million and, as compared to $3.2 million in the comparative period. Including the development expenditures and initial license fees that were deferred in the comparative period, cash used in operations increased by about $476,000. The increase in patent-related activities accounted for $452,000 of the increase, as did an increase in investor relations expenses of about $107,000, IFT-related expenses (including travel) of $35,000 and an increase in legal fees of $40,000, an increase in lab supplies expenses of about $11,000, offset by a decrease of $92,000 from a reduction in staff, a decrease in directors’ fees of about $10,000, payroll withholdings of about $18,000 paid in fiscal 2013 relating to option exercises, R&D travel costs of about $26,000, as well as a decrease of $23,000 in laboratory operation costs.

At December 31, 2013, Burcon’s working capital was approximately $2.4 million (March 31, 2013 - $6.4 million). As at the December 31, 2013, Burcon had not committed to any significant capital expenditures. However, Burcon may incur up to $250,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $435,000 in patent legal fees and disbursements for the balance of fiscal

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

2014. We expect to continue to incur costs into the fourth quarter for the three patents applications that entered national phase in the current quarter.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least April 2014, and to March 2015 if it successfully completes the rights offering with the maximum net proceeds of $2,374,989. These estimated dates exclude proceeds from outstanding convertible securities and royalty revenues that may be derived from a CLARISOY™ full-scale commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with three Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at three Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.15% and 1.17% per annum, respectively (2012 –1.19% and 1.17%) and the weighted average interest rate earned on short-term investments was 1.45% and 1.45% per annum, respectively (2012 – 1.45% and 1.55%). The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2013 is estimated to be a $26,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

cash flow requirements for its financial liabilities as at December 31, 2013 was $465,760, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern.

OUTSTANDING SHARE DATA

As at December 31, 2013 and the date of this MD&A, Burcon had 31,624,693 common shares and 1,986,161 stock options that are convertible to an equal number of shares outstanding at a weighted average exercise price of $6.50 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

		Three months ended
	December 31,	September 30,		March 31,
	2013	2013	June 30, 2013	2013
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	150	42	46	50
Loss for the period	(1,538)	(1,604)	(1,581)	(1,403)
Basic and diliuted loss per share	(0.05)	(0.05)	(0.05)	(0.04)

		Three months ended
	December 31,	September 30,		March 31,
	2012	2012	June 30, 2012	2012
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Royalty, interest and other income	26	11	29	29
Loss for the period	(1,754)	(1,352)	(1,037)	(1,089)
Basic and diliuted loss per share	(0.06)	(0.05)	(0.04)	(0.04)

Included in the loss of the first three quarters of this year are about $87,000, $83,000 and $274,000 of stock-based compensation expense, respectively. Similarly, included in the four quarters of fiscal 2013 are about $7,000, 5,000, $534,000 and $92,000 of stock-based compensation expense, respectively. Included in the last quarter of fiscal 2012 is about $13,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarters of this year and last year relate to the recognition of options granted in those quarters that had vested immediately.

Included in the loss of each of the three quarters of this year and in each of the last three quarters of fiscal 2013 is $133,000 of amortization of deferred development costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 were capitalized to deferred development costs. These expenditures reached historical highs, in the first and second quarters of this year of $442,000 and $551,000, respectively, due to reasons as noted above. Patent legal fees and expenses were comparatively lower during the four quarters of fiscal 2013, due to only one patent having entered national phase during each quarter. In addition, starting the third quarter of fiscal 2013, Burcon started to defer annuity payments of non-core patents. Some of these previously deferred payments came due in the first and second quarters of this year, which contributed partly to the higher expenditure levels. Patent expenditures were about $400,000 this quarter, with higher fees from three patent applications that entered national phase. As the Company has abandoned certain non-core canola patents as noted earlier, the related maintenance fees were lower in the current quarter.

RELATED PARTY TRANSACTIONS

Burcon engaged Burcon Group Limited, a company that is controlled by ITC Corporation Limited who has significant influence over Burcon, for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the three and nine months ended December 31, 2013 is $15,791 and $47,372, respectively (2012 - $15,791 and $47,372) for office space rental, and equipment rental.

For the three and nine months ended December 31, 2013, included in general and administrative expenses (management fees) is $7,738 and $27,227, respectively (2012 - $5,126 and $26,584) for administrative services provided. At December 31, 2013, $1,972 (March 31, 2013 - $3,079) of this amount is included in accounts payable and accrued liabilities. For the three and nine months ended December 31, 2013, included in interest and other income are $2,367 and $9,358, respectively (2012 - $2,143 and $11,650) for legal and accounting services provided by the Company. At December 31, 2013, $658 (March 31, 2013 - $531) of this amount is included in amounts receivable. Included in share issue costs are fees of $nil (March 31, 2013 - $5,100) for administrative services provided directly for the equity financing completed in November 2012.

CRITICAL ACCOUNTING ESTIMATES

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB) on a basis consistent with those followed in the most recent annual consolidated financial statements.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with any consequential amendments, effective April 1, 2013. These changes have been made in accordance with the applicable transitional provisions.

  The Company has adopted IFRS 10, Consolidated Financial Statements, which did not result in any changes to the Company’s scope of consolidation.

  The Company has adopted IFRS 11, Joint Arrangements. The adoption did not impact the Company as it does not have any joint arrangements at this time.

  The Company has adopted the amendments to IAS 1, Presentation of Financial Statements. These amendments requires the Company to group other comprehensive income items by those that may be recycled through net income and those that will not be recycled through net income. The adoption did not result in changes to the condensed consolidated interim statements of operations and comprehensive loss, as the Company currently does not have any transactions to recognize within other comprehensive income.

  The Company has adopted amended IAS 19, Employee Benefits. The adoption did not impact the Company as it does not have any defined benefit plans.

  The Company has adopted IFRS 13, Fair Value Measurement. The adoption of IFRS 13 did not result in any measurement adjustments as at April 1, 2013.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

There have been no significant changes in the DC&P and ICFR that occurred during the three months ended December 31, 2013 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. A detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2013 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its pea, soy and canola proteins.

Pea

Burcon will continue to provide samples to customers or potential partners who have shown an interest in Peazazz®. Burcon will also continue to further its discussions with companies who are potential partners with Burcon for the production and marketing of Peazazz® . Burcon will also continue to refine and optimize the extraction and purification technology, work on developing new applications and products and file additional patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon is working with companies who have signed MTAs to explore the potential use of Nutratein® as a full or partial replacement to costly whey protein. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2013 and 2012

intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.